PRICING SUPPLEMENT ADDENDUM

Dated April 14, 2022 relating to the

Pricing Supplement dated April 8, 2022

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-253432

(To Prospectus dated March 4, 2022)

UBS AG $545,000 Fixed-to-Floating Rate Notes

due April 12, 2025

This pricing supplement addendum (this “addendum”) relates to $545,000 principal amount of notes that were offered on April 8, 2022 (the “Notes”), as described in the accompanying pricing supplement dated April 8, 2022 (the “pricing supplement”).

Based upon market conditions at the time of issuance of the Notes (as described in the pricing supplement), the Notes should be treated as “Variable Rate Debt Instruments” issued with OID and information regarding the annual accrual of OID on the Notes will be filed on Form 8281 with the IRS, which makes this information publicly available.

•	Pricing Supplement dated April 8, 2022: https://www.sec.gov/Archives/edgar/data/1114446/000091412122002994/ub2000005561-424b2.htm
•	Prospectus dated March 4, 2022: http://www.sec.gov/Archives/edgar/data/1114446/000119312522066322/d319986d424b3.htm

You should carefully consider the risks described under “Risk Factors” beginning on page 2 of the pricing supplement. See “Additional Information About UBS and the Notes” on page ii of the pricing supplement. You should also read the more detailed discussion of the tax consequences of an investment in the Notes under “United States Federal Tax Considerations” in the pricing supplement and “Material U.S. Federal Income Tax Considerations” in the Prospectus accompanying the pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.